SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934*

                                  HSN, INC.
                                 (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                  40429R 10 9
                                  (CUSIP Number)

         Stephen M. Brett, Esq.        Pamela S. Seymon, Esq.
         Senior Vice President         Wachtell, Lipton, Rosen & Katz
           and General Counsel         51 West 52nd Street
         Tele-Communications, Inc.     New York, New York 10019
         5619 DTC Parkway              (212) 403-1000
         Englewood, CO  80111
         (303) 267-5500
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                February 4, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         *Note: This Statement constitutes Amendment No. 1 of a Report on
                Schedule 13D of BDTV II INC., Amendment No. 3 of a Report on
                Schedule 13D of BDTV INC., Amendment No. 7 of a Report on
                Schedule 13D of each of Barry Diller and the Reporting Group (as defined in Item 2) and Amendment No. 9 of a Report on
                Schedule 13D of Tele-Communications, Inc.





                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D/A

                                  Statement of

                            TELE-COMMUNICATIONS, INC.,

                                   BARRY DILLER

                                    BDTV INC.

                                       and

                                   BDTV II INC.

                            Pursuant to Section 13(d)
                      of the Securities Exchange Act of 1934

                                  in respect of

                                    HSN, INC.
                (formerly named Silver King Communications, Inc.)

                   This Report on Schedule 13D (the "Schedule 13D") re-lates to the common stock, par value $.01 per share (the "Com-mon Stock"), of HSN, Inc., a Delaware corporation (the "Com-pany," which was formerly named Silver King Communications, Inc.). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI
         Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 9 to the TCI Schedule 13D. In addition, the Re-port on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995, as amended and supplemented by the amendments thereto previ-ously filed with the Commission, is hereby amended and supple-mented to include the information contained herein, and this Report constitutes Amendment No. 7 to each of the Barry Diller
         Schedule 13D and the Reporting Group Schedule 13D. This Report on Schedule 13D also constitutes Amendment No. 3 to the Report on Schedule 13D of BDTV INC., a Delaware corporation ("BDTV"), originally filed with the Commission on August 16, 1996 (the "BDTV Schedule 13D"). This Report on Schedule 13D also consti-tutes Amendment No. 1 to the Report on Schedule 13D of BDTV II INC., a Delaware corporation ("BDTV II"), originally filed with the Commission on December 24, 1996 (the "BDTV II Schedule 13D"). Barry Diller, TCI, BDTV and BDTV II (each, a "Reporting


                                Page 2 of 5 Pages





         Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." The TCI Schedule 13D, the Barry Diller
         Schedule 13D, the Reporting Group Schedule 13D, the BDTV
         Schedule 13D and the BDTV II Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings provided in the prior Reports on Schedule 13D referred to in this paragraph.

                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their en-tirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the ac-curacy or completeness of information supplied by such other Reporting Person.

         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to the Securities of the Issuer

                   The information set forth in Item 6 of the TCI Sched-ule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   On February 4, 1997, RMS sold its 415,945 shares of Class B Stock to Mr. David Geffen. Although, as disclosed previously, under the Class B Option, BDTV as the holder of the Class B Option was entitled to require RMS to convert such shares into a like number of shares of Common Stock, BDTV did not require such conversion. In connection with the sale by RMS of such shares to Mr. Geffen, however, BDTV and Mr. Geffen entered into a Letter Agreement, dated as of February 3, 1997 (the "Geffen Agreement"), pursuant to which Mr. Geffen has agreed, among other things, not to sell, transfer or otherwise dispose of or enter into any contract to sell, transfer or otherwise dispose of any of the 415,945 shares of Class B Stock unless in connection therewith such shares are converted into a like number of shares of Common Stock at or immediately prior to any such sale, transfer or other disposition.

                   The above description of Geffen Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is incorporated herein by reference.



                                Page 3 of 5 Pages





         Item 7.   Material to be Filed as Exhibits

              1) Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.


















































                                Page 4 of 5 Pages





                                    SIGNATURE



                   After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: February 7, 1997


                                       TELE-COMMUNICATIONS, INC.



                                       By: /s/ Stephen M. Brett
                                        Name:  Stephen M. Brett
                                        Title:  Senior Vice President
                                                and General Counsel




                                       /s/ Barry Diller
                                       Barry Diller



                                       BDTV INC.


                                       By: /s/ Barry Diller
                                        Name:  Barry Diller
                                        Title:  President



                                       BDTV II INC.


                                       By: /s/ Barry Diller
                                        Name:  Barry Diller
                                        Title:  President










                                Page 5 of 5 Pages





                                  EXHIBIT INDEX

                                                        Seq. Pg.  No.

         1.   Written Agreement between TCI
              and Mr. Diller regarding Joint
              Filing of Schedule 13D.*

         2.   Definitive Term Sheet regarding
              Stockholders Agreement, dated
              as of August 24, 1995, by and
              between Liberty Media Corporation
              and Mr. Diller.*

         3.   Definitive Term Sheet regarding
              Equity Compensation Agreement,
              dated as of August 24, 1995, by
              and between the Company and
              Mr. Diller.*

         4.   Press Release issued by the
              Company and Mr. Diller, dated
              August 25, 1995.*

         5.   Letter Agreement, dated November 13,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         6.   Letter Agreement, dated November 16,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         7.   First Amendment to Stockholders
              Agreement, dated as of November 27,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         8.   Agreement and Plan of Merger, dated
              as of November 27, 1995, by and among
              Silver Management Company, Liberty
              Program Investments, Inc., and Liberty
              HSN, Inc.*





         _____________________
         *    Previously filed.





         9.   Exchange Agreement, dated as of
              November 27, 1995, by and between
              Silver Management Company and Silver
              King Communications, Inc.*

         10.  Agreement and Plan of Merger, dated
              as of November 27, 1995, by and among
              Silver King Communications, Inc.,
              Thames Acquisition Corp. and Savoy
              Pictures Entertainment, Inc.*

         11.  Voting Agreement, dated as of
              November 27, 1995, by and among
              Certain Stockholders of the Company
              and Savoy Pictures Entertainment, Inc.*

         12.  Letter Agreement, dated March 22,
              1996, by and between Liberty Media
              Corporation and Barry Diller.*

         13.  In re Applications of Roy M. Speer
              and Silver Management Company, Federal
              Communications Commission Memorandum
              and Order, adopted March 6, 1996 and
              released March 11, 1996.*

         14.  In re Applications of Roy M. Speer
              and Silver Management Company,
              Request for Clarification of Silver
              Management Company, dated April 10,
              1996.*

         15.  In re Applications of Roy M. Speer
              and Silver Management Company, Federal
              Communications Commission Memorandum
              Opinion and Order and Notice of Apparent
              Liability, adopted June 6, 1996 and
              released June 14, 1996.*

         16.  Amended and Restated Joint Filing
              Agreement of TCI, Mr. Diller and BDTV.*

         17.  Amended and Restated Certificate of
              Incorporation of BDTV INC.*




         _____________________
         *    Previously filed.





         18.  Press Release issued by the Company
              and Home Shopping Network, Inc.,
              dated August 26, 1996.*

         19.  Agreement and Plan of Exchange
              and Merger, dated as of August 25,
              1996, by and among the Company,
              Home Shopping Network, Inc., House
              Acquisition Corp., and Liberty
              HSN, Inc.*

         20.  Termination Agreement, dated as of
              August 25, 1996, among the Company,
              BDTV INC., Liberty Program Investments,
              Inc., and Liberty HSN, Inc.*

         21.  Voting Agreement, dated as of
              August 25, 1996, by and among
              Certain Stockholders of Home
              Shopping Network, Inc. and the
              Company.*

         22.  Voting Agreement, dated as of
              August 25, 1996, by and among
              Barry Diller, Liberty Media
              Corporation, Arrow Holdings,
              LLC, BDTV INC., and Home Shopping
              Network, Inc.*

         23.  Letter Agreement, dated as of
              August 25, 1996, by and between
              Liberty Media Corporation and
              Barry Diller.*

         24.  Second Amended and Restated Joint
              Filing Agreement by and between
              TCI, Mr. Diller, BDTC Inc. and
              BDTV II Inc.*

         24.  Exchange Agreement, dated as of
              December 20, 1996, by and between
              the Company and Liberty HSN, Inc.*

         25.  Letter Agreement, dated as of
              February 3, 1997, by and between
              BDTV INC. and David Geffen.

         _____________________
         *    Previously filed.